EXHIBIT 12
WEYERHAEUSER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

DOLLAR AMOUNTS IN MILLIONS
	Year Ended
	2015	2014	2013	2012	2011
Available earnings:
Earnings from continuing operations before interest expense, amortization of debt expense and income taxes	$850	$1,357	$689	$667	$573
Add: interest portion of rental expense	10	10	13	12	13
Add (deduct): undistributed losses (earnings) of equity affiliates and noncontrolling interest in income of subsidiaries	105	5	(7)	(1)	3
Available earnings	$965	$1,372	$695	$678	$589
Fixed charges:
Interest expense incurred	348	351	343	347	362
Amortization of debt expense	5	6	7	6	7
Interest portion of rental expense	10	10	13	12	13
Total fixed charges	363	367	363	365	382
Dividends on preference shares(1)	44	54	23	—	—
Total fixed charges and preference dividends	$407	$421	$386	$365	$382
Ratio of earnings to fixed charges	2.66	3.74	1.91	1.86	1.54
Ratio of earnings to combined fixed charges and preference dividends	2.37	3.26	1.80	1.86	1.54
(1) The preference security dividend has been calculated without adjustment for income taxes as a result of the negative effective tax rate in 2013.